Exhibit 99.1

FY 2014 Earnings Presentation ABENGOA February 23, 2015

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2013 filed with the Securities and Exchange Commission on March 19, 2014. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda FY 2014 Business Review FY 2014 Financial Review Appendices Outlook & Targets

4 Agenda FY 2014 Business Review

5 YTD Financial Summary Delivering a solid operating performance in 2014 Revenues €7.2bn P&L (1)% EBITDA €125mn +24% Corp EBITDA Net Income E&C Bookings Business KPI’s E&C Backlog Concess. Backlog E&C Pipeline €164bn +18% Corp. Leverage 5.1x Balance Sheet & CF -0.7x Corp.+NRDP Leverage Cons. Leverage Corp. FCF €135mn +118% €5.7bn +16% €8.0bn +17% €38.6bn +25% €1.4bn +11% €964mn +15% Growth rates represent YoY growth of each caption. Corporate EBITDA YoY growth of 15% without considering the 142 M€ extraordinary impact from the bioenergy positive arbitration in 2013 2.4x +0.2x 4.5x +1.7x 38,625 163,900

Highlights of FY 2014 6 Executing on our strategic plan while delivering solid results Positive performance with strong margins, growth in EBITDA & net income No deviation on figures reported in the market update on Feb 9, 2015 Record E&C backlog of 8.0 B€ driven by excellent new bookings Excellent performance of Biofuels business; with strong Q4 Improvement in margins in all three business segments Business Financial Strategy Strategic actions carried out that prove our commitment to deliver Creation of APW-1 with EIG; a game changer Stake in ABY reduced to 51% while accelerating ROFO sales to ABY Deconsolidation of Abengoa Yield to improve credit rating Simplified balance sheet structure and corporate FCF generation Corporate leverage of 2.4x impacted by flat corporate working capital in Q4 Pro forma corp. leverage reduced to 2.0x after recent transactions Reduction of ~750 M€ of consolidated net debt vs Dec. 2013 Corporate FCF of 135 M€ in FY 2014

Brazilian T&D lines ATN 3 7 APW-1 Status Update On track to meet the expected target Expected Closing No change from Feb 9, 2015 update Final closing, and the availability of EIG’s investment, is expected to happen before March 15, 2015 Nicefield SAWS A3T A4T Norte III Atacama I Atacama II Ashalim Portfolio of Projects and Investment Total equity committed initially of 2.5 B$ 55% will be held by EIG and 45% by Abengoa. Reinvest 100% of the initial equity in a second set of projects in the future; securing equity partners for projects over the next 7-8 years

Geographic Diversification 8 8% growth in the Americas, which represent 62% of our revenues Core Geographies 37% Revenues by Region Weight (%) 32% 30% M€ Y-o-Y Growth +8% Solid performance in America; expected to continue in 2015 Focus on emerging markets while contribution from Spain is decreasing 20% 12% 12% 12% 16% 11% 5% 4% FY 2014 FY 2013 9%

FY 2014 Engineering & Construction Business Highlights - E&C 9 Revenues (7)% EBITDA & Margin 16.7% 17.9% 4,832 806 806 4,514 Bookings Backlog Pipeline Increase EBITDA 2014 of 120 bp due to vertical integration, technology and O&M Significant bookings in Q4’14 to close FY’14 with 5.7 B€ (1.3x B-t-B ratio) Continued strong bookings in Q1’15 with significant strategic awards Record backlog of +8 B€ with healthy margins Strong and sustained pipeline of opportunities Strong 2014 E&C margins and record backlog providing visibility Book-to Bill (M€) Amount (M€) YoY Growth 0% 5,672 +16% 1.3x +0.2x 163,900 +18% 7,953 +17%

Vertical Integration 10 Vertical integration to secure margins and manage risks Manufacturing Centers Power Structures Design, test & manufacturing of steel structures for T&D lines, substations, thermo-solar and PV plants, wind and power generation Worldwide Locations Spain Chile USA Solar Plants Components Key optical components for solar thermal energy (STE) and concentrated photovoltaics (PV) applications such as parabolic trough mirrors, micro troughs, heliostat mirrors, linear fresnel’s, heat collecting tubes, etc. Spain China South Africa Ancillary Manufacturing Electrical boards & cabinets, power electronics, & control electronics. Motor control centers, relay frames & electronic cards Spain India Mexico

Technology 11 Strong R&D focus and innovation as key differentiator R&D Centers R&D Solar Development of new capabilities in solar-thermal energy (STE), optical, chemistry, electronics, materials, PV technology, storage capabilities, etc. development and validation stages. Worldwide Locations R&D Water Desalination & drinking water production, purification & reuse and sustainable solutions Spain USA Bioenergy R&D & Demo Plants W2B, enzyme testing, biochemistry, genetic engineering, molecular biology high-throughput screening, fermentation optimization, DSP development, scaling-up, etc. Spain Spain USA USA

ABENGOA
Dec. 2014 E&C Backlog

Increased backlog of +9 B€ after recent awards YTD 2015

Engineering & Construction Backlog

Backlog Evolution


6.8
7.3
8.0
1.8
Dec'13
Sep.'14
Dec.'14
Additional YTD Bookings

Conversion to Revenues[1]


~40%
~36%
~24%
4.0
3.5
2.3
2015
2016
2017+

Dec. 2014 Backlog by Sector


12%
4%
15%
8%
29%
32%
T&D
Renewable
Conventional
Water
Indust. Plants
Others

Dec. 2014 Backlog by Region


9%
5%
27%
25%
13%
21%
North America
Europe
Brazil
Rest South America
Asia
Africa

[1] Conversion to revenues not excluding the portion of backlog executed YTD 2015

12

~164 B€ of Pipeline Opportunities Diversified by Sector & Region Zoom in E&C Pipeline 13 163.9 B€ Pipeline Dec. 2014 Dec. 2013 Billion € Concessions pipeline 48 B€ By Sector By Region Resolution Expected +18% with historically annual average success rate of 4-5%

14 Delivering significant growth and high EBITDA margins Abengoa Concessions xx% 30% 57.2% 66.2% 50% EBITDA & Margin (M€) Revenues Business Highlights - Concessions Continued growth in revenues & EBITDA with solid margin performance Increased margins due to efficiencies achieved and assets ramping-up 20 assets currently under operation (excl. ABY) after last ROFO sales Concessions contracted revenues of ~39 B€ for a period of >25 years Abengoa Concessions EBITDA Contribution by Sector € Millions YoY Growth Margin 236 50% 70.4% 26 (6)% 64.8% 64 132% 70.4% 4 (46)% 12.3% 331 50% 66.2% Backlog (contracted revenues) 38,625 +25% YoY

Reduced risk profile as we bring assets in operation Concessions Equity BV Evolution 15 Value in Projects in Operation & under Construction € millions EBV of projects in operation 1.5 B€ of EBV in operation, 0.9 B€ of EBV in projects under construction and 1.2 B€ market value of 51% stake in ABY Growth of +276% of equity value of projects in operation since 2011 Considerable increase even though we have been able to sell +2 B€ of equity invested in projects in 2010-2014 +276% Mkt Value ABG stake in ABY EBV of projects under construction 2.0x 0.9x 0.7x 0.3x In Operation Under construction/In Operation Ratio ABG equity BV under operation of 1,483 M€ excludes the 216 M€ value of the preferred equity in ACBH Figures in the slide do not include EIG future equity investment Market Value of ABG stake in Abengoa Yield (projects in operation) of 1,230 M€ represented by its market value as of Feb 20, 2014 23 assets 20 assets

Excellent Track Record in Equity Recycling 16 ~3.4 B€ of equity recycled in last 5 years with attractive returns Asset Transaction Cash (M€) Year Operation Multiple ~ 3.4 B€ always above book value Total cash from equity recycling of ABY ABY IPO Sale of 36% stake 611 2014 Most of assets ~1.22x BV Follow-on offering Sale of 13% stake 270 2015 Most of assets ~1.34x BV ROFO 1 assets Assets Sale 250 2014 Most of assets ~1.08x BV ROFO 2 assets Assets Sale 120 2015 Most of assets ~1.15x BV Telvent Sale of 60% stake 510 2011 Company 4x cash-on-cash Befesa Business Sale 620 2013 Company ~1.05x BV Business Businesses ETIM – ETEE Asset Sale 102 2010 Yes ~3.10x BV NTE Asset Sale 139 2011 Yes ~1.40x BV CEMIG I Asset Sale 340 2011 Yes ~1.00x BV CEMIG II Asset Sale 354 2012 Yes ~1.05x BV Qingdao Asset Sale 53 2014 Yes ~1.25x BV Bargoa Asset Sale 35 2013 Yes ~3.32x BV Linha Verde Asset Sale 15 2014 No ~1.24x BV Individual Assets Sales

17 First class project pipeline to fuel ABY growth Large Pipeline for Future Assets Sales 2016 2017 ~290 M$ EBV 2015 2018/19 ROFO 1 Solacor 1&2 PS 10/20 Cadonal 2014 ~1.08x BV IPO Solana Mojave Solaben 2&3 Palmatir ACT ATN ATS Quadra 1&2 Palmucho Brazilian Pref. Equity ~1,910 M$ EBV ~1.22x BV ~900 M$ EBV Other Concessions to be sold 5 PV Assets Solaben 1 & 6 Solnova 1, 3&4 Helios 1 & 2 ROFO 2 Shams (20%) Helioenergy 1&2 (30%) Honaine (26%) Skikda (37%) ATN2 ~130 M$ EBV ~1.10x BV ~225 M$ estimated proceeds ROFO 3 Under discussion Future ROFO’s from assets currently under construction Agadir (Q1) Zapotillo (Q4) SAWS (Q4’19) Nicefield (Q3) Xina (Q3) Atacama I PV (Q2) Ashalim (Q2) Atacama II (Q3) Khi (2015) Atacama I CSP (Q2) Dgen T&D India (Q3) T&D Brazil (Q4) T&D Brazil (Q3) T&D Brazil (Q1) ATN 3 (Q3) A3T (Q1) Norte III (TBD) A4T (Q1) - - ~2,700 M$ estimated EBV at COD Future assets opportunities for Abengoa Yield could represent >3.8 B$ APW 1 APW 1 APW 1 APW 1 APW 1 APW 1 APW 1 APW 1 APW 1 APW 1 APW 1 APW 1 APW 1

18 Enhanced corporate governance & incentives well aligned for all parties Enhance Corporate Governance for ABY Enhance Corporate Governance for ABY Majority of independent directors Increase of matters to be decided at board of directors Asset price transfer only voted by independent directors since IPO Aligned incentives for all parties to maximized their returns APW-1 signs existing ROFO 30 month lock-up for assets offered APW-1 Abengoa Yield High demand for assets to fuel its dividend growth and cash generation visibility Low reliance on competitive acquisition market and access to high growth sectors Lower cost of capital The lower the price the better Interest in selling the assets as soon as they become operational & cash generating Tackle strong pipeline of opportunities Higher cost of capital The higher the price the better Market Price

Business Highlights - Bioenergy 19 Excellent operating performance in Q4 with a strong margins (~19%) due to market dynamics and diversification Increasing the diversification of products produced Hugoton in the process of ramp-up Strong performance: high margins and increased production Bioenergy Production Revenues +13% EBITDA & Margin 11.9% 12.7% 2,029 241 271 2,137 (M€) 1,070 M€ 269 M€ 2014 Revenues By Region FY 2014 YoY Growth +5% Ethanol (ML) 2,556 +13% Biodiesel (ML) 102 -2% Sugar cane crush (Mtn) 5.8 +8% DDGS (ktn ) 415 +1% Electricity (Mwh) 1,725 +17% Corn oil (Mlb) 55.1 +93% 798 M€

20 Asset Value at the Corporate Level 8.1 B€ of assets backing up our corporate+NRDP net debt of 4.3 B€ Total Asset Value at Corporate 8.1 B€ 5.5 B€ Asset Value in Concessions Asset Value in Bioenergy (@ Book Value) 2.6 B€ BB B€ Abengoa Yield Operation Construction Project Assets (NRDP) 1.2 B€ Equity Book Value 1.5 B€ Equity Book Value 0.9 B€ Book Value 1.9 B€ Market Value of 51% Stake Figures as of December 31, 2014 except for ABY, which is calculated using the Feb 20 closing price on NASDAQ of $34.73 per share. ABG equity BV of projects in operation (1.5 B€) excludes the 216 M€ value of the preferred equity in ACBH (T&D Brazil) Figures as of December 31 .with an excellent track record of asset recycling always above BV in the last 5 years

21 Agenda FY 2014 Financial Review

Change in Consolidation Perimeter Accounting rules require us to change FY 2014 results perimeter P&L Profit classified in a single line FY 2013 P&L is re-expressed Balance Sheet Assets & Liabilities as of Dec. 2014 classified in a single line Dec. 2013 not re-expressed 225 M€ impact in FY2014 Revenues and EBITDA No impact in FY 2014 Net Income 3,101 M€ reduction of non-recourse net debt as of December 31, 2014 APW1 253 M€ reduction of bridge loans as of December 31, 2014, for which Abengoa has corporate guarantee 1 2 Abengoa Yield Balance Sheet Assets & liabilities as of Dec. 2014 from the projects transferred are classified in a single line Dec. 2013 not re-expressed ABY discontinued ROFO 2 “held for sale” APW-1 “held for sale” 22

23 FY 2014 P&L Highlights FY 2013 ABY APW-1 € Millions xxxcxxx Revenues EBITDA Corp. EBITDA Net Income FY 2013 re-expressed FY 2014 Previous Perimeter YoY Change 7,375 (225) - 7,151 1,633 (225) - 1,408 964 - - 964 125 - - 125 ABY APW-1 2014 as reported FY 2013 as reported 7,356 (111) - 7,245 1,365 (98) - 1,267 978 - - 978 101 - - 101 FY 2013 Corporate EBITDA without the 142 M€ extraordinary impact from the bioenergy positive arbitration was 836 M€. Impact has been excluded for the YoY change calculation Confirmation of figures reported on the market update call Flat revenues in FY 2014; achieving the low end of the guidance Double digit growth in EBITDA and Corporate EBITDA; exceeding guidance Net income of 125 M€; representing a 24% growth YoY 1 2 1 2 (1)% +11% +15%(1) +24%

24 FY 2014E Net Debt Highlights € Millions xxxxxxxxxxxcxxx Corp. Net Debt Corp Leverage “NRDP” (Bridge Loan) Corp+Bridge Loan ratio Project Net Debt Cons. Net Debt Cons. Leverage Corp FCF after equity recycling +270 +120 (1,963) -0.3 -0.1 2.0x - - (1,946) -0.3x -0.1x 4.1x - - (2,926) +270 +120 (6,835) -0.2x -0.1x 4.8x +270 +120 525 2014 Adjusted 13% ABY Sale ROFO 2 FY 2014 ABY APW-1 FY’14 Previous Perimeter (2,353) - - (2,353) 2.4x - - 2.4x (2,199) - 253 (1,946) 4.7x -0.2x 4.5x (6,027) 3,101 - (2,926) (10,579) 3,101 253 (7,225) 6.5x -1.2x -0.2x 5.1x 135 - - 135 2014 Adjusted corporate leverage of 2.0x after two recent transactions carried out Increase in Corporate FCF in 2014 ; Corporate FCF in 2013 was 62 M€ Debt & Leverage FCF 1 2 Confirmation of figures reported on the market update call

FY 2014 P&L Snapshot 25 YTD Performance (€ millions) FY 2014 Y-o-Y Change Revenues 7,151 (1)% Raw Materials & Operating Cost (Income) (5,734) (4)% % of Sales 80.2% (220) bp R&D (9) +33% % of Sales 0.1% - bp EBITDA 1,408 +11% % of Sales 19.7% +220 bp Depreciation, Amort. & Impairm. (excl. R&D) (429) (11)% R&D depreciation (46) +34% % of Sales 6.6% +50 bp Operating Profit 933 +24% % of Sales 13.0% +270 bp Financial Expense Net (855) +34% Associates under equity method 7 n/a Profit (Loss) before Income Tax 85 (20)% Income Tax (expense)/benefit 59 +124% Discontinued Operations, net of tax (22) (2)% Minorities 3 n/a Profit Attributable to the Parent 125 +24% Diluted EPS (€) 0.15 (7)% Flat FY 2014 revenues Achieving the low end of the guidance +11% growth in EBITDA Strong margins in E&C and concessions, as expected Upside coming from excellent Q4 in biofuels Financial expense increase coming from: No positive impact from the valuation of interest rates derivatives The entry in operation of concessions assets Refinancing process in 2014 +24% increase in net income Diluted EPS of 0.15 euros Exceeding EBITDA and net income guidance for FY 2014

FY 2013 Achieving Positive Corporate FCF in FY 2014 Corporate Free Cash Flow 26 FY 2014 Corporate EBITDA 821(1) Net Financial Income/(Expense) (468) Taxes (11) Dividends from Abengoa Yield - Funds from Operations 342 Change in Working Capital & Others 59 Cash Flow from Operations 401 Corp. CAPEX (incl. R&D & Maintenance, Hugoton) (158) Equity Invested/Recycled in Concessions (net) (181) Corporate Net CAPEX (339) Corporate Free Cash Flow 62 964 (546) 9 11 438 (532) (94) (323) 552 229 135 (1) Net of non-monetary adjustments

ABENGOA

Working Capital & Leverage

Flat corporate working capital in Q4 impacting corp. leverage ratio

- Temporary delay on equity partners entry and bridge financing of ~400 M€ for projects under construction
- Temporary delay in new bookings award towards the end of quarter

Delays in advance payments & collections. Payable as scheduled

Flat corporate working capital but recovery at consolidated level

FY 2014E Leverage Ratios	
Corporate+Bridge Loan	
~4.5x	✓
Corporate	
~2.4x	✗

Recovery in WC expected for Q4'14 is happening now in Q1-Q2'15, despite of being historically negative; thanks to:

- Strong bookings performance driving advance payments
- Financing facilities signed already and now being used for the construction of projects
- Entry of equity partners (EIG) expected to close by March 31

27

Consolidated Cash-flow 28 FY 2013 FY 2014 EBITDA 1,267 1,408 Working Capital 221 (524) Net Interest Paid (509) (772) Taxes & Other Financial Cost (223) (172) Non-monetary Adjust. (126) (44) Discontinued operations 82 123 A. Cash generated from operations 712 19 Total CAPEX invested (2,257) (2,883) Other net investments 395 99 Discontinued operations (498) 284 B. Cash used in investing activities (1,364) (2,500) Proceeds from loans & borrowings 3,282 5,039 Repayment of loans & borroings & other accounts (1,802) (3,772) Gross ABY IPO proceeds / 2013 capital increase 517 611 Dividends paid and treasury stock (79) (37) Discontinued operations (721) (250) C. Net cash from financing activities 1,197 1,591 Net Increase/Decrease of Cash and Equivalents (890) Cash & equivalent at the beginning of the year 2,952 Exchange rate differences, Discont. Operations & assets held for sale (251) Cash and equivalent at the end of the year 1,811 Operating Activities Investing Activities Financing Activities

FY 2013 FY 2014 Corporate Debt 5,531 5,204 Corporate Cash, Equiv. & STFI (3,407) (2,851) Corporate Net Debt 2,124 2,353 Corporate Net Leverage 2.2x 2.4x Non-recourse Debt in Process 577 1,946 Cash held from NRDP - - Net Non-recourse Debt in Process 577 1,946 Corporate + NRDP Leverage Ratio 2.8x 4.5x Non-recourse Debt 5,744 3,012 Non-rec. Cash Equiv. & STFI (471) (86) Non-recourse Net Debt 5,273 2,926 Total Net Debt Position 7,974 7,225 Total Net Leverage 5.8x 5.1x 29 Net Debt Overview Total Corporate Millions € Non-recourse Debt in Process Non-recourse Debt Consolidated LTM EBITDA 1,365 1,408 Corporate LTM EBITDA 978 964 Guaranteed by Corporate Consolidated net debt reduction of ~750 M€ year over year

Corp. Net Debt Bridge Increase in corp. net debt due to negative WC not recovered in Q4 Amounts in Me 2,124 964 (546) 9 11 (532) (323) 552 (177) (187) 2,353 Dec. 2013 Corp EBITDA Financial Inc./(Exp.) Taxes ABY Dividends Change in WC & Others Corp CAPEX Concess. equity invest/recycled YTD Sep’14 Other Adj.(1) Repayment NRDP & FX Impact Dec. 2014 (1) Abengoa’s dividend payment in April’14, IPO expenses from ABY and others 30

ABENGOA

Zoom in Bridge Loans ("NRDP")

1.9 B€ of Bridge Loans as of Dec. 2014

Uses & Sources

	Sources (€m)		Uses (€m)	
A	Green Bond	496	Cash	-
B	Tranche B	700	Invested in Projects	1,946
C	Project specific Bridge Loans	623		
D	Revolving Bridge Facilities	127		
	Total Sources	**1,946**	**Total Uses**	**1,946**

	Bridge Loan Info				Long-term N/R Debt
	Value	Source	Guarantee	Maturity	Expec. closing date
T&D Brazil	1,047	A B C	EPC Sponsor / Corp.	Jul'15 – Sep'19	Jul'15 – Sep'17
Hosp. Manaus	35	C	EPC Sponsor	Apr'15	Apr'15
Zapotillo	262	C	EPC Sponsor	Feb'15	Feb'15
A3T	250	A B	EPC Sponsor / Corporate	Sep'19	Sep'15
A4T	64	D	Corporate	Dec'19	Sep'15
Atacama I (CSP & PV)	211	B C D	EPC Sponsor / Corporate	Oct'17- Jul'19	Sep'15
Atacama II (CSP)	27	D	Corporate	Dec'19	Dec'15
SAWS	50	B	Corporate	Jul'19	May'16
Total	**1,946**				

31

32 Sept-Dec 2014 Corporate Liquidity Bridge 2.9 B€ of corporate liquidity as of December 2014 December’14 Corp. Liquidity 500 M€ of revolving syndicated loan (tranche A) 2,851 M€ 300 M€ of additional undrawn working capital lines Distributed among 38 institutions, out of which no one represents >10%. 1,226 M€ linked to suppliers payments: Reduction of 111 M€ vs Dec’13 Confirming lines with 85 banks in ~20 countries to pay ~40% of suppliers through them ~90% of STFI’s are deposits

33 Amounts in M€ +4,450 2,851 Corporate Liquidity Protection in 2015 Substantial liquidity sources to face our corporate commitments Corp. Liquidity at Dec’14 Total Liquidity Sources

34 Corporate Debt Maturity Profile Dec 31, 2014 Pro-forma Recourse Maturity (€m) 2015 Estimated Corp. Liquidity Sources ~4.5 B€(1) Next significant refinancing through March 2016 Note proforma: Syndicate Loan shown as fully drawn – actual maturity outstanding at December 31, 2014: ~180 M€ due in 2018 – CB 2017 and HY 2015 shown as fully repaid; ECP repaid by 200 M€ - impact in cash available represented according to liquidity bridge shown in previous slide. The chart above does not include the bridge loans (“NRDP”) such as the 500 M€ green bond due 2019 and the 700 M€ tranche B of the syndicated loan due in 2018 and 2019. 2.9 B€ cash & STFI as of Dec’14

35 Agenda Outlook & Targets

36 Significant corporate cash generation expected in 2015 Strategic Actions in 2015 APW-1 EIG Agreement 3 550 M€ ROFO 3 agreement 4 200 M€ Sale of 13% stake in ABY 1 270 M€ ROFO 2 agreement 2 120 M€ Additional value in ABY 5 250 M€ Sale of Concessions in operation 6 510 M€ Transaction Value Comments Cash collected in January Signed in February Expected to close by Mar 31, 2015 Expected at the end H1 2015 Expected in H1 2015 Expected for the end FY 2015 Working on several initiatives expected to generate ~1.9 B€ in 2015; but only 1.3-1.4 B€ included in 2015 Corp FCF guidance ~1,900 M€

ABENGOA
2015 Corporate FCF Guidance

Strong cash generation expected for 2015

	FY 2015E
Corporate EBITDA	~930
Net Financial Income/(Expense) & Taxes	~(470)
Dividends from Abengoa Yield	40
Funds from Operations	*~500*
Change in Working Capital & Others	-
Cash Flow from Operations	**~500**
Corp. CAPEX (incl. R&D & Maintenance, Hugoton)	~(135)
Equity Invested/Recycled in Concessions (net)	~1,035
Corporate Net CAPEX	*~900*
Corporate Free Cash Flow	**~1,400**

37

38 FY2015 “Abengoa 3.0” Guidance FY 2015 guidance focus on further deleverage Revenues EBITDA Corporate EBITDA Net Income Net Corp. Leverage Net Corp + NRDP Lever. Consol. Net Leverage Corporate FCF FY 2015 Guidance € Millions YoY Change 7,850-7,950 1,400-1,450 920-935 280-320 ~1.2x ~3.2x ~3.9x ~1,400 P&L Leverage 10-11% 0-4% -5/-3% -1.3x -1.3x -1.2x +937% Corp CF Corporate FCF after equity recycling 125-155%

ABENGOA 39 Project SPV APW-1 ABENGOA YIELD Equity / Debt Bridge LT Equity EPC Margin Technology Margin O&M Margin Equity Principal Recycling A business model poised to generate positive free-cash-flow Equity Recycling Dividends Capital Gains Free Cash Flow Equity Invest. Value for Money Invested Equity < E&C Margin Capital Gains EIG

ABENGOA

Main Takeaways (I)

1. Solid operating performance in 2014 (revenues, EBITDA, bookings, backlog,…)

2. 2015 expected to be a strong operating year supported by record backlog

3. However, uncertainty & price movements last Nov'14 impacting WC in Q4

4. Significant improvement expected for net income in 2015

5. Since November we have taken important strategic actions, proving our capability and commitment to improve
    - Creation of APW-1 with EIG, unlocking corporate deleverage and reducing equity needs
    - ABY's Stake Reduced to 51% at $31/share: 328 M$
    - Objective to maintain a long-term stake between 40-49%
    - Accelerating sales to Abengoa Yield of ~700 M$
    - Solid E&C business: backlog as of January '15 to +9 B€
    - Sale of equity in other concessions for ~510 M€
    - Maintaining a healthy level of liquidity

40

ABENGOA
Main Takeways (II)

6 EIG agreement is a game changer

- Cash payment of 450-550 M€ to Abengoa for equity already invested
- Secured investment for current projects in backlog through EIG for next 4 years - ~700 M€
- Reinvestment of initial equity of 1.4 B$ after 4 years
- Reduction non-recourse debt (bridge loans) associated to these projects

7 After ABY and APW1, Abengoa business model is set for strong positive cash flow generation: 135 M€ in 2014E and ~1,400 in 2015E

8 Longer term APW-1 proves out the potential to do more warehouse structures – we have been approached by other parties

9 Abengoa is committed to turning the corner financially & on the ratings front

- More asset lite / less CAPEX
- More FCF
- Less cash and less gross debt on Balance Sheet

10 We continue to target a BB rating

41

Save the Date! New York, April 7th, 2015 London, April 9th, 2015 Come join us in New York on April 7th and in London on April 9th for an in-depth drive into Abengoa’s businesses. Meet Abengoa’s CEO and Senior Management and hear the latest on the company’s objectives and financial targets. *More details about the event and registration information will follow shortly ABENGOA

43 Agenda Appendices

44 FY 2014 Results by Activity € in Millions Revenues EBITDA EBITDA Margin FY ’14 FY ‘13 Var (%) FY ’14 FY ‘13 Var (%) FY ’14 FY ‘13 Engineering and Construction E&C 4,514 4,832 (7)% 806 806 -% 17.9% 16.7% Total E&C 4,514 4,832 (7)% 806 806 -% 17.9% 16.7% Abengoa Concessions Solar 335 259 30% 236 157 50% 70.4% 60.6% Water 41 40 2% 26 28 (6)% 64.8% 70.0% Transmission 91 47 92% 64 28 132% 70.4% 58.2% Co-generation & Other 32 38 (16)% 4 7 (46)% 12.3% 19.4% Total Concessions 499 384 30% 331 220 50% 66.2% 57.2% Industrial Production Biofuels 2,137 2,029 5% 271 241 13% 12.7% 11.9% Total Industrial Production 2,137 2,029 5% 271 241 13% 12.7% 11.9% Total 7,151 7,245 (1)% 1,408 1,267 11% 19.7% 17.5%

Abengoa Concessions (I) 45 Concessions in Operation as of Dec. 31, 2014 Sector Asset Country ABG ownership COD Normalized EBITDA Current EBV Chennai India 25% 2010 Equity method Tenes Algeria 51% 2014 14.4 Skikkda Algeria 34% 2009 Equity method Honaine Algeria 26% 2010 Equity method Inapreu Spain 50% 2010 0.8 Other concessions Spain Spain 50-100% 2008 0.8 Concecutex Mexico 50% 2010 Equity method ATE IV Brazil 76% 2010 4.2 ATE V Brazil 100% 2010 2.9 ATE VI Brazil 100% 2010 3.5 ATE VII Brazil 100% 2009 1.1 ATE VIII Brazil 50% 2010 Equity method ATE XI Brazil 51% 2013 41.3 Norte Brasil Brazil 51% 2014 70.2 Spain PV (Copero, Sev, Linares, etc.) Spain 50% 2006-2007 6,8 Solnova 1, 3 & 4 Spain 100% 2010 61.0 Helioenergy 1& 2(ROFO 2 stake) Spain 20% 2011 Equity method Helioenergy 1&2(30% stake at ABG) Spain 50% 2011 Equity method SPP1 Algeria 51% 2012 33.4 Solaben 1 & 6 Spain 100% 2013 38.0 Helios 1 & 2 Spain 100% 2010-12 35.3 Shams Abu Dhabi 40% 2013 Equity method Preferred Equity LAT Brazil n/a - (216) Total EBV of Assets in Operation as of Dec. 31 2014 1,483 M€ 973.8 M€ 618.8 M€ 51.0 M€ 55.0 M€

46 Sector Asset Country ABG ownership COD Current EBV Ghana Ghana 56% Q1 2015 Agadir Morocco 51% 2017 SAWS USA 45% 2019 Zapotillo Mexico 100% 2017 A3T Mexico 45% A4T Mexico 45% Hospital Manaus Uruguay 60% 2015 Uruguay Penitentiary Uruguay 100% 2016 ATN2 Peru 40% 2015 ATE XVI - XXIV Brazil 100% 2016-18 India T&D India 51% 2017 ATN 3 Peru 45% 2016 Kaxu South Africa 51% 2015 Khi South Africa 51% 2015 Ashalim Israel 22% 2017 Atacama I (PV & CSP) Chile 45% 2016-17 Atacama II (PV & CSP) Chile 45% 2018 Xina South Africa 41% 2017 Total EBV of Assets under Construction as of Dec. 31 2014 874 M€ Abengoa Concessions (II) Concessions under Construction/Development as of Dec. 31, 2014 27.1 M€ 278.6M€ 368.0 M€ 199.9M€ ABG ownership for projects to be transferred to APW-1 was 100% as of Dec. 31, 2014; however, percentage shown in the table is pro-forma after the APW-1 closing expected in March 2014.

ABENGOA

Pending Capex by segment

Amounts based on the company's best estimate as of Dec. 31, 2014. Actual investments or timing thereof may change.

	Capacity	Abengoa (%)	Country	Entry in Operation	Total Investment	Pending CAPEX: ABG Equity Capex	Pending CAPEX: Partners (incl. EIG initial payment to ABG for CAPEX already invested)	Pending CAPEX: Debt
Consolidated Concessions Capex								
South Africa 100 MW[1]	100 MW	51%	S.Africa	Q1 15	556	5	5	45
South Africa 50 MW[1]	50 MW	51%	S.Africa	2015	290	5	5	19
Zapotillo Water Project	3,80 m3/seg	100%	Mexico	Q4 17	518	109		206
Agadir	100,000 m3/day	51%	Morocco	Q1 17	85	3	13	64
Ghana	60,000 m3/day	56%	Ghana	Q1 15	104	-	-	10
India T&D Line	115 km	51%	India	Q3 17	54	4	4	46
New Brazilian T&D (APW 1)	5786 Km	100%	Brazil	Q1 16-Q3 18	2,876	521	215	1,936
Penitentiary Uruguay	-	100%	Uruguay	Q4 16	126	19	-	107
Hospital Manaus	300 beds	60%	Brazil	Q3 15	162	10	7	25
Sub-total Consolidated Concessions						676	249	2,458
Concessions with minority stakes								
Xina	100 MW	40%	S.Africa	Q3 17	699	41	105	524
Ashalim (APW 1)	110 MW	22%	Israel	Q2 18	814	25	88	701
Atacama I (CSP & PV) (APW 1)	210 MW	45%	Chile	Q2 16-Q2 17	1,751	48	158	1,244
Atacama II (CSP & PV) (APW 1)	210 MW	45%	Chile	Q3 18	1,245	115	182	896
A3T and A4T (APW 1)	840 MW	45%	Mexico	Q1 17-Q1 18	1,825	107	351	1,178
Nicefield (APW 1)	70 MWH	45%	Uruguay	Q3 16	150	15	18	116
Norte 3 (APW 1)	924 MW	45%	Mexico	2017	619	49	59	511
SAWS (APW 1)	175,000 m3/day	45%	EEUU	Q4 19	674	-	37	607
ATN3 (APW 1)	355 km	45%	Peru	Q3 16	151	13	21	71
Sub-total Concessions w/ minority stakes						413	1,019	5,848
Total						1,089	1,268(1)	8,306

(1) Partners equity investment of 1,141 M€ includes the EIG initial payment to ABG for CAPEX already invested in projects transferred to APW-1

47

Asset Portfolio Capacity - Summary 48 Solid and well diversified asset portfolio Solar (MW) Includes 286 MW of capacity of bioethanol plants cogeneration facilities Cogeneration & Others(1) (MW) Desalination (Ml/day) Transmissions (km) Extensive concessional asset base once current capex plan completed Solid producing assets Biofuels (Ml/year) In operation Under construction Under development 11,528 2,283 5,143 Abengoa Yield 1,503 3,175 3,270 1,702 743

Thank you ABENGOA February 23, 2015